Exhibit 99.1

News Release
October 12, 2022

Turquoise Hill Files Amended Schedule 13E-3

•	Key terms of the consideration, including the all-cash C$43.00 per share price, are unchanged.

•	The amendment provides supplemental disclosure to Turquoise Hill's previously filed Schedule 13E3.

MONTREAL -- (BUSINESS WIRE) Turquoise Hill Resources Ltd. (TSX: TRQ) (NYSE: TRQ) (“Turquoise Hill” or the “Company”) announced today that it has filed an amendment (the “Amendment”) to its Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) previously filed with the U.S. Securities and Exchange Commission (“SEC”) on September 29, 2022. The Amendment is available on the Company’s profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov. The Amendment supplements and revises certain disclosure contained in the Company’s Management Proxy Circular (the “Circular”) dated September 27, 2022, which was filed on the Company’s profile on SEDAR and EDGAR and mailed to shareholders in connection with the previously announced proposed statutory plan of arrangement under section 195 of the Business Corporations Act (Yukon), pursuant to which, among other things and subject to the satisfaction or waiver of all applicable conditions precedent, Rio Tinto International Holdings Limited (“Rio Tinto”) will acquire the approximately 49% of the issued and outstanding common shares of Turquoise Hill that Rio Tinto and its affiliates do not currently own for C$43.00 per share in cash (the “Arrangement”).

The Amendment contains information regarding, among other things, additional disclosure with respect to certain financial projections and forecasts prepared by the Company and relied upon by BMO Capital Markets in rendering its fairness opinion (including certain assumptions made by management of the Company in connection therewith), as well as prior compensation paid to financial advisors that rendered the formal valuation and fairness opinions referenced in the Circular. As such, shareholders are encouraged to carefully read the Amendment together with the Schedule 13E-3 and the Circular.

No changes have been made to the consideration, the terms or conditions of the Arrangement, or the date of the special meeting of Turquoise Hill shareholders, to be held on November 1, 2022, at which the Arrangement will be voted on (the “Special Meeting”).

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities.

About Turquoise Hill

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC; Erdenes Oyu Tolgoi LLC, a Mongolian state-owned entity, holds the remaining 34% interest.

Contact

Vice President Investors Relations and Communications
Roy McDowall
roy.mcdowall@turquoisehill.com

Follow us on Twitter@TurquoiseHillRe

Forward-looking statements and forward-looking information

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements regarding the Arrangement, including the anticipated timing of the Special Meeting.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding the ability of the parties to receive in a timely manner and on satisfactory terms, the necessary shareholder approval (including the minority approval) and court approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the completion of the Arrangement, and other expectations and assumptions concerning the Arrangement, present and future business strategies, local and global economic conditions, and the environment in which the Company will operate. The anticipated dates indicated may change for a number of reasons, including the inability to receive, in a timely manner, the necessary shareholder (including the minority approval) and court approvals, the necessity to extend the time limits for satisfying the other conditions to the completion of the Arrangement or the ability of the Board of Directors of the Company to consider and approve, subject to compliance by the Company of its obligations in this respect under the agreement providing for the Arrangement, a superior proposal for the Company.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included the “Risk Factors” section of the Circular and in the “Risk Factors” section of the Company’s Annual Information Form, as supplemented by the “Risks and Uncertainties” section of the Company’s Management Discussion and Analysis for the three and six months ended June 30, 2022 (“Q2 2022 MD&A”). Further information regarding these and other risks, uncertainties or factors included in Turquoise Hill’s filings with the SEC as well as the Schedule 13E-3 and the Circular.

Readers are further cautioned that the lists of factors enumerated in the “Risk Factors” section of the Circular, the “Risk Factors” section of the Company’s Annual Information Form, the “Risks and Uncertainties” section of the Q2 2022 MD&A and the Schedule 13E-3 that may affect future results are not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and potential events and should not rely on the Company’s forward-looking statements and information to make decisions with respect to the Company. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

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